UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

in
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 24, 2023

BANC OF CALIFORNIA, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35522	04-3639825
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 MacArthur Place,	Santa Ana,	California	92707
(Address of principal executive offices)			(Zip Code)
Registrant’s telephone number, including area code: (855) 361-2262
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):
☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	BANC	New York Stock Exchange

Item 2.02 Results of Operations and Financial Condition.
On October 24, 2023, Banc of California, Inc. (the “Company”) issued a press release announcing 2023 third quarter financial results.
A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.
The Company will host a conference call to discuss its third quarter results at 10:00 A.M. Pacific Time on Tuesday, October 24, 2023. Interested parties may attend the conference call by dialing (888) 317-6003, and referencing event code 5886712. A live audio webcast will be available through the webcast link to be posted on the Company’s Investor Relations website at www.bancofcal.com/investor, in addition to the slide presentation for investor review prior to the call. A copy of the presentation materials is attached to this report as Exhibit 99.2 and is incorporated by reference herein.

Item 9.01     Financial Statements and Exhibits.

(d) Exhibits.
99.1    Banc of California, Inc. Press Release dated October 24, 2023.

99.2    Banc of California, Inc. Earnings Conference Call Presentation Materials.

104    Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words or phrases such as “believe,” “will,” “should,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” “strategy,” or similar expressions are intended to identify these forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by Banc of California, Inc. (the Company) with the Securities and Exchange Commission (SEC). The Company undertakes no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as required by law.

Factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to: (i) changes in general economic conditions, either nationally or in our market areas, including the impact of supply chain disruptions, and the risk of recession or an economic downturn; (ii) changes in the interest rate environment, including the recent and potential future increases in the FRB benchmark rate, which could adversely affect our revenue and expenses, the value of assets and obligations, the availability and cost of capital and liquidity, the impacts of continuing inflation; (iii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of our underwriting practices and the risk of fraud, any of which may lead to increased loan delinquencies, losses, and non-performing assets, and may result in our allowance for credit losses not being adequate; (iv) fluctuations in the demand for loans, and fluctuations in commercial and residential real estate values in our market area; (v) the quality and composition of our securities portfolio; (vi) our ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund our activities particularly in a rising or high interest rate environment; (vii) the rapid withdrawal of a significant amount of demand deposits over a short period of time; (viii) the costs and effects of litigation; (ix) risks related to the Company’s acquisitions, including disruption to current plans and operations; difficulties in customer and employee retention; fees, expenses and charges related to these transactions being significantly higher than anticipated; and our inability to achieve expected revenues, cost savings, synergies, and other benefits; and in the case of our recent acquisition of Deepstack Technologies, LLC (Deepstack), reputational risk, regulatory risk and potential adverse reactions of the Company's or Deepstack's customers, suppliers, vendors, employees or other business partners; (x) results of examinations by regulatory authorities of the Company and the possibility that any such regulatory authority may, among other things, limit our business activities, restrict our ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase our allowance for credit losses, result in write-downs of asset values, restrict our ability or that of our bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xi) legislative or regulatory changes that adversely affect our business, including changes in tax laws and policies, accounting policies and practices, privacy laws, and regulatory capital or other rules; (xii) the risk that our enterprise risk management framework may not be effective in mitigating risk and reducing the potential for losses; (xiii) errors in estimates of the fair values of certain of our assets and liabilities, which may result in significant changes in valuation; (xiv) failures or security breaches with respect to the network, applications, vendors and computer systems on which we depend, including due to cybersecurity threats; (xv) our ability to attract and retain key members of our senior management team; (xvi) the effects of climate change, severe weather events, natural disasters, pandemics, epidemics and other public health crises, acts of war or terrorism, and other external events on our business; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) the possibility that our recorded goodwill could become impaired, which may have an adverse impact on our earnings and capital; and (xix) the risks, uncertainties and assumptions set forth under the heading “Cautionary Statement Regarding Forward-Looking Statements” in the registration statement (as defined below); and (xx) other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described in this document and from time to time in other documents that we file with or furnish to the SEC.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, PacWest Bancorp or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document includes information relating to the proposed transaction between the Company and PacWest Bancorp and the proposed investment in the Company by Warburg Pincus LLC and Centerbridge Partners, L.P. The Company filed a registration statement on Form S-4 (the registration statement) with the SEC on August 28, 2023 (as amended on September 29, 2023, further amended on October 16, 2023 and as further amended on October 19, 2023), which includes a joint proxy statement (the joint proxy statement / prospectus) of the Company and PacWest Bancorp distributed to holders of the Company’s common stock and PacWest Bancorp’s common stock in connection with the Company’s and PacWest Bancorp’s solicitation of proxies for the vote by the Company’s stockholders and PacWest Bancorp’s stockholders with respect to the proposed transaction and also constitutes a prospectus of the Company. The registration statement was declared effective by the SEC on October 20, 2023 and the definitive joint proxy statement / prospectus was first mailed on or around October 23, 2023 to the Company’s and PacWest Bancorp’s respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Company stockholder meeting and at the PacWest Bancorp stockholder meeting, as applicable.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and all other relevant documents filed with the SEC by the Company or PacWest Bancorp through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company or PacWest Bancorp with the SEC also may be obtained free of charge at the Company’s or PacWest Bancorp’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings”, respectively, or upon written request to the Company,

Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest Bancorp, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212, respectively.

Participants in Solicitation

The Company and PacWest Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders or PacWest Bancorp’s stockholders in connection with the proposed transaction under the rules of the SEC. The Company’s stockholders, PacWest Bancorp’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of the Company and PacWest Bancorp in the registration statement, as well as other documents filed by the Company or PacWest Bancorp from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s or PacWest Bancorp’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by the Company or PacWest Bancorp will also be available free of charge from the Company or PacWest Bancorp using the contact information above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANC OF CALIFORNIA, INC.

October 24, 2023	/s/ Joseph Kauder
Joseph Kauder
Executive Vice President and Chief Financial Officer

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